January 16, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do

Vanessa Robertson

Daniel Crawford

Tim Buchmiller

Re:	Kyverna Therapeutics, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted January 8, 2024

CIK No. 0001994702

Ladies and Gentlemen:

On behalf of our client, Kyverna Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated January 10, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form S-1 submitted on January 8, 2024.

Concurrent herewith, the Company has filed via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 8, 2024

Prospectus Summary

Our pipeline and programs, page 3

1.	We note your response to prior comment 2 and reissue in part. Please revise your pipeline tables here and elsewhere to enlarge the footnotes so they are legible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 120 and 127 of the Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 202

2.	Please revise footnote 1 to include disclosure of the natural person or persons who have voting and investment control of the shares held by the entity listed in the table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with respect to the securities held by Bain Capital Life Sciences Opportunities III, LP, no natural person is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. As described in footnote 1 to the Principal Stockholders table on page 205 of the Registration Statement, Bain Capital Life Sciences Investors, LLC is the manager of Bain Capital Life Sciences III General Partner, LLC, which is the general partner of Bain Capital Life Sciences Fund III, L.P., which is the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, which is the general partner of Bain Capital Life Sciences Opportunities III, LP. The Company has revised the disclosure in footnote 1 to the beneficial ownership table on page 205 of the Registration Statement to state that voting and investment decisions with respect to securities held by Bain Capital Life Sciences Opportunities III, L.P. are made by the partners of Bain Capital Life Sciences Investors, LLC, of whom there are three or more and none of whom individually has the power to direct such decisions.

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Paul Hastings LLP

cc:	Peter Maag, Ph.D.

Kyverna Therapeutics, Inc.

Jeffrey Hartlin, Esq.

Paul Hastings LLP

Samantha Eldredge, Esq.

Paul Hastings LLP

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